Filed by Herman Miller, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Knoll, Inc.
Commission File No.: 001-12907
Date: April 20, 2021

[The following FAQ was sent to employees of Herman Miller, Inc. on April 19, 2021.]

MLHR / KNL Employee FAQ

1.	Why is Herman Miller acquiring Knoll? How does it fit within Herman Miller’s strategy?
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Bringing Herman Miller and Knoll together will create the preeminent leader in modern design, catalyzing the transformation of our industry during what can only be described as the most disruptive period in its history.

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This acquisition builds on our efforts over the last three years to accelerate profitable growth through a unified family of brands, a customer-centric and digital-first approach to everything we do, and a renewed focus on our people, our planet, and our communities.

•	As a combined company, we believe we will be uniquely positioned to meet our customers everywhere they live and work, and lead the industry in redefining home and office design.
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Equally important, Herman Miller and Knoll share many values and motivations. We have always believed in the power of design to shape the way people work, live, and thrive. Both of our companies also believe strongly that business can be a force for good and we share the common goals of becoming more sustainable, diverse, and inclusive organizations.

2.	What are the next steps? What should I expect between now and then?
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The transaction is expected to close by the end of the third quarter of calendar year 2021 and is subject to approval by Herman Miller and Knoll shareholders, the receipt of required regulatory approvals, and the satisfaction of customary closing conditions.

•	Until then, Herman Miller and Knoll will continue to operate as independent companies and it is business as usual for all of us.
•	During this time, it is important that we remain focused on our customers and dealers and continue executing on our existing day-to-day priorities.

3.	How do the businesses fit together?
•	Our Contract and Retail businesses are highly complementary.
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Together, Herman Miller and Knoll will have 19 leading brands, presence across over 100 countries worldwide, a global dealer network, 64 showrooms globally, more than 50 physical retail locations, and global, multi-channel eCommerce capabilities.

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Importantly, Herman Miller and Knoll have long shared a commitment to design, innovation, operational excellence, sustainability, and the health and well-being of employees, communities, and the planet.

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The transaction will ensure that the combined company continues to deliver the highest quality products to customers while further reinforcing Herman Miller and Knoll’s shared focus on building more sustainable, diverse, and inclusive enterprises.

4.	What does this transaction mean for employees?
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This is a milestone moment for Herman Miller and marks the beginning of an exciting new chapter for our company. Together with Knoll, we believe we will be well positioned to redefine home and office design solutions in the future.

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This transaction will create enhanced opportunities for employees across both organizations as we bring together a deep portfolio of brands, technology, talent, and innovation to create meaningful growth opportunities in all areas of the combined business.

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Until the transaction closes, which we expect to occur by the end of the third quarter of calendar year 2021, subject to the satisfaction of closing conditions, we will continue to operate as separate, independent companies, and it remains business as usual.

•	We will keep employees updated as we move through this process.

5.	What are your plans for integrating the two businesses?
•	With the transaction just announced, there are still many decisions to be made and we do not have all the answers today.
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We will immediately begin planning for integration efforts that will happen over the coming months and will establish an integration team, composed of members from both Herman Miller and Knoll to help lead this process.

•	While we are permitted to plan to integrate the businesses, each party will continue to run independently until closing.

6.	How do the cultures of the two companies compare?
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Herman Miller and Knoll both have long histories, similar cultures, and are committed to design, innovation, operational excellence, sustainability, and the health and well-being of employees, communities, and the planet.

7.	What will the combined company be called? Will there be any changes to management?
•	We just announced the transaction–there are still many decisions to be made and we do not have all the answers today.
•	We do know Andi Owen will remain President and CEO of the combined company.
•	In addition, Andrew Cogan, Chairman and CEO of Knoll, plans to depart the combined company upon closing of the transaction after a successful 30-year career.
•	We will continue to communicate with you as decisions are made.
•	In the meantime, it’s business as usual for everyone at both companies.

8.	Do you anticipate any layoffs following this transaction?
•	We just announced the transaction–there are still many decisions to be made and we do not have all the answers today.
•	We will continue to communicate with you as decisions are made.
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That said, this transaction is about growth. In addition to driving value for Herman Miller and Knoll, shareholders, dealers, and customers will benefit from a broader combined portfolio that will deliver beauty, joy, efficiency, and utility. We believe the transaction will also create enhanced opportunities for employees across both organizations.

9.	Will any sites, stores, or facilities be shut down or consolidated?
•	We just announced the transaction–there are still many details that need to be worked out and we do not have all the answers today.
•	We will continue to communicate with you as decisions are made.

10.	Will this transaction impact compensation and benefits?
•	We do not expect any changes to employee compensation or benefits as a result of this transaction.
•	Of course, we regularly review our compensation plans to ensure they are competitive and structured to incentivize and reward success, and we will continue to do that as a combined company.

11.	What does this mean for customers, dealers, vendors, and other business partners?
•	Bringing together Herman Miller and Knoll’s talented people and brands will enable us to deliver on the full potential of the combination, enabling us to better serve them.
•	But for now, until the transaction closes–it is business as usual–they will see no change.
•	They can continue to expect the exceptional products and customer service that they have come to rely on from Herman Miller.

12.	How soon can Herman Miller employees interact with Knoll employees?
•	Until the transaction closes, Herman Miller and Knoll will continue to operate as separate, independent companies.
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It is important to remember that until closing, we operate in competitively sensitive segments and you must not share confidential and sensitive information with anyone at Knoll, including our customer and dealer strategies.

•	Please do not reach out to anyone at Knoll regarding company business matters unless you are specifically instructed to do so.

13.	What should I say if I’m contacted by the media, an analyst, or an investor about the transaction?
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Questions can come from anywhere, and often the media or analysts will not tell you who they are and their real purpose for reaching out (ex: reaching out through LinkedIn and asking questions about the company or requesting to participate in research regarding our industry). Please be aware. You are not authorized to speak on behalf of the company and therefore should not discuss the transaction, our industry, or Knoll and Herman Miller generally with anyone.

•	Consistent with company policy, all media inquiries must be directed to Todd Woodward at todd_woodward@hermanmiller.com who will respond on the Company’s behalf.
•	Inquiries from investors or analysts should be referred to Kevin Veltman at Kevin_Veltman@hermanmiller.com.

14.	Can I post on social media about this transaction?
•	Because this is a public company transaction, any comments about the Herman Miller and Knoll transaction can damage or delay our ability to close the deal.
•	For social media, this includes tweets, re-tweets of articles, blogs, LinkedIn posts, and Facebook posts.
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You can share our official social posts. However, it is important that you do not make any comments. We ask that you express nothing more than excitement (ex: share a company with post with the statement, “An exciting time!”)

15.	Who can I contact if I have more questions?
•	We are committed to keeping you informed and will share important developments as we move through the integration planning process, so please stay tuned to The Lounge.
•	If you have any additional questions, please reach out to your Work Team Leader.

Forward-Looking Statements
This communication relates to a proposed business combination transaction between Herman Miller, Inc.  (the “Company”) and Knoll, Inc. (“Knoll”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.  It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company’s or Knoll’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Knoll to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Knoll does business, or on the Company’s or Knoll’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of the Company to successfully integrate Knoll’s operations; the ability of the Company to implement its plans, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction.  While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Knoll’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Knoll’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Knoll undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It
In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Knoll and that also constitutes a prospectus of the Company.  Each of the Company and Knoll may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Knoll may file with the SEC.  The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Knoll.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Knoll and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.hermanmiller.com/sec-filings or by contacting the Company’s Investor Relations department at investor@hermanmiller.com.  Copies of the documents filed with the SEC by Knoll will be available free of charge on Knoll’s website at https://knoll.gcs-web.com/sec-filings or by contacting Knoll’s Investor Relations department at Investor_Relations@knoll.com.

Participants in the Solicitation
The Company, Knoll and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2020, and the Company’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8-K filed by the Company with the SEC on July 17, 2020.  Information about the directors and executive officers of Knoll, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Knoll’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and Knoll’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available.  Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from the Company or Knoll using the sources indicated above.